Exhibit 99.1

February 11, 2016

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Full Year 2015

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 43.4% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it full year 2015 financial results, as published on February 11, 2016 in Finland.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

2015 | Q1-14

CITYCON FINANCIAL STATEMENTS RELEASE

JANUARY–DECEMBER 2015

Citycon Q1–Q4/2015 | 01

Citycon 2015:

A year of growth, stable profitability

OCTOBER–DECEMBER 2015

●	Gross rental income increased to EUR 65.3 million (Q4/2014: EUR 46.4 million) mainly due to the acquisition of Norwegian shopping centre company Sektor Gruppen AS (Sektor). Gross rental income of Citycon’s Norwegian operations amounted to EUR 21.9 million. The acquisition also increased net rental income which came to EUR 57.5 million (EUR 41.5 million).

●	EPRA Earnings increased by EUR 10.2 million, or 42.1%, to EUR 34.4 million mainly due to the Sektor acquisition. The impact of the acquisition to Direct Operating profit was EUR 16.0 million. EPRA Earnings per share (basic) increased slightly to EUR 0.039 (EUR 0.038).

●	Earnings per share was EUR 0.03 (EUR 0.04). The decrease was mainly a result of lower fair value gains and non-recurring items such as fair value gains and losses on sale.

JANUARY–DECEMBER 2015

●	Gross rental income increased to EUR 223.9 million (Q1–Q4/2014: EUR 189.4 million) mainly due to the Sektor acquisition, which contributed by EUR 43.0 million to gross rental income. Divestments decreased gross rental income by EUR 7.6 million.

●	Net rental income increased by EUR 30.3 million, or 17.9%, to EUR 199.6 million (EUR 169.4 million) mainly due to the reasons explained above. Net rental income of like-for-like properties increased by EUR 1.2 million, or 1.1%, excluding currency changes.

●	EPRA Earnings increased by EUR 31.1 million, or 31.2% mainly as a result of the Sektor acquisition. In addition, lower direct financing expenses of EUR 4.8 million increased EPRA Earnings. EPRA Earnings per share (basic) was EUR 0.173 (EUR 0.178).

●	Earnings per share was EUR 0.14 (EUR 0.15).

●	Net cash from operating activities per share increased to EUR 0.15 (EUR 0.12) mainly due to lower paid interest costs.

●	The Board of Directors proposes to the Annual General Meeting a dividend of EUR 0.01 per share for the financial year 2015, and an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. Additionally, the Board of Directors will seek an authorization to decide in its discretion on the distribution of assets from the invested unrestricted equity fund for a maximum of EUR 0.1125 per share.

KEY FIGURES 1)
		Q4/2015	Q4/2014%		3)	2015	2014	%	3)
Gross rental income	MEUR	65.3	46.4	40.7		223.9	189.4	18.2
Net rental income	MEUR	57.5	41.5	38.6		199.6	169.4	17.9
Direct Operating profit	MEUR	48.2	35.0	37.5		175.4	149.8	17.1
Profit/loss attributable to parent company shareholders MEUR		24.6	23.4	5.4		108.8	84.5	28.7
Earnings per share (basic) 2)	EUR	0.03	0.04	-21.9		0.14	0.15	-4.7
Net cash from operating activities per share 2)	EUR	0.02	0.04	-59.7		0.15	0.12	22.2
Fair value of investment properties	MEUR	4,091.6	2,769.1	47.8		4,091.6	2,769.1	47.8
Loan to Value (LTV)%		45.7	38.6	18.4		45.7	38.6	18.4
EPRA based key figures
EPRA Earnings	MEUR	34.4	24.2	42.1		130.8	99.7	31.2
EPRA Earnings per share (basic) 2)	EUR	0.039	0.038	1.7		0.173	0.178	-2.8
EPRA NAV per share 4)	EUR	2.74	3.01	-9.1		2.74	3.01	-9.1

1)	Citycon has changed its income statement format to be more comparable to its peers’. Citycon excluded turnover row and reclassified maintenance rents (EUR 53.4 million in 2015 and EUR 42.6 million in 2014) from gross rental income to service charges.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue completed in July 2015.
3)	Change-% is calculated from exact figures and refers to the change between 2015 and 2014.
4)	Citycon has redefined net asset value calculations and presents net asset value after adjusting the goodwill, which has resulted from deferred taxes.

Citycon Q1–Q4/2015 | 02

CEO, MARCEL KOKKEEL:

For Citycon, 2015 was a year with a high level of activities and events. We substantially improved the size and quality of our portfolio through the acquisition of Norwegian shopping centre owner Sektor, as well as continuous (re)development activities. The Sektor transaction was another milestone in Citycon’s history and made us a truly pan-Nordic actor and the largest shopping centre specialist in the Nordics.

Citycon’s financial performance over the full year was solid. The company’s result was supported by strong performance in Sweden and Norway as well as lower financing expenses. In Finland, despite the challenging retail environment, we managed to keep our performance stable through active management and strict cost control. This result again validates Citycon’s resilient business model with day-to-day grocery-anchored shopping centres.

The integration of the Norwegian operations has proceeded well and ahead of the original schedule. We expect to be able to deliver synergies that are larger than those initially communicated. This is especially due to the successful refinancing that has secured an overall Sektor refinancing cost of approximately 3%, which is lower than originally estimated.

Overall, Citycon’s operating performance over the year was positive, with like-for-like net rental income growing 1.1% and the occupancy rate increasing to 96.8%. Further quality upgrading of the portfolio has been a top priority for management. In addition to the Sektor acquisition, we successfully divested 17 non-core assets during the year for a total value of EUR 150 million and invested approximately EUR 170 million in (re)developments, including Iso Omena, IsoKristiina and Mölndal Galleria. Citycon’s improved portfolio quality and diversification as well as strong balance sheet were also recognised by Moody’s. Just after the closing of the financial year, Citycon’s long-term corporate credit rating was upgraded by one notch to Baa1.

In 2016, our main priorities will include consolidation and further integration of the Norwegian operations within Citycon, as well as a strong balance sheet within our long-term target loan to value range of 40–45%. The year will be characterised by the current high level of (re)development activities, with space offline and new space coming online only starting from late 2016. This will put some pressure on earnings per share. From 2017, once the (re)developments and committed acquisitions have come online, we expect rental income and earnings to increase.

ACQUISITION OF SEKTOR – CITYCON BECAME

THE LARGEST LISTED SHOPPING CENTRE SPECIALIST IN THE NORDICS

On 14 July 2015 Citycon acquired all the shares in the Norwegian shopping centre company Sektor. The debt-free acquisition price amounted to approximately EUR 1.47 billion and the cash purchase price to approximately EUR 540 million. Sektor is consolidated in Citycon’s financial numbers as of 1 July.

Sektor, rebranded as Citycon Norway on 15 October, is the second largest owner, manager and developer of shopping centres in Norway. The portfolio comprises a total of 34 shopping centres of which 20 are fully owned, 4 minority-owned, 2 rented and 8 managed.

The acquisition consolidates Citycon as the largest listed shopping centre specialist in the Nordics and the third largest listed continental European operator, measured by gross asset value (GAV). With the acquisition, Citycon gained exposure throughout the entire Nordic region, while increasing its GAV from EUR 3.4 billion to EUR 4.7 billion.

The financing of the transaction included a rights issue of approximately EUR 600 million, NOK bonds of approximately NOK 2.65 billion and a Eurobond of approximately EUR 300 million. Further information on the financing can be found in section ‘Financing update’.

Citycon Q1–Q4/2015 | 03

NET RENTAL INCOME GROWTH THROUGH THE ACQUISITION OF SEKTOR

Citycon’s net rental income increased by 17.9% and was EUR 199.6 million (EUR 169.4 million). The increase was mainly attributable to the acquisition of Sektor, which contributed to Citycon’s net rental income growth by EUR 36.8 million. This was offsetting the impact of divestments of non-core assets and a weaker Swedish krona which lowered net rental income by EUR 5.8 million and EUR 1.0 million respectively. In addition, on-going (re)development projects decreased net rental income by a total of EUR 0.8 million. Citycon’s gross rental income came to EUR 223.9 million (EUR 189.4 million), acquisition of Norwegian operations increasing gross rental income by EUR 43.0 million. Divestments reduced gross rental income by EUR 7.6 million and the weaker Swedish krona by EUR 1.3 million.

For the like-for-like portfolio, gross rental income grew by EUR 0.2 million, or 0.1%, and net rental income developed positively increasing by EUR 1.2 million, or 1.1%. Like-for-like property operating expenses were 0.5% lower than previous year, the decrease deriving from strict cost management and lower heating and electricity costs. Like-for-like net rental income in shopping centres increased by 1.6% while declining by 4.8% in supermarkets and shops. Especially Swedish shopping centres, such as Liljeholmstorget Galleria, Åkersberga Centrum and Högdalen Centrum but also Koskikeskus in Finland, contributed to the positive development in like-for-like net rental income of shopping centres. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re) development or extension and undeveloped lots. Therefore, the Norwegian properties are not included in any like-for-like figures.

NET RENTAL INCOME AND GROSS RENTAL INCOME BY SEGMENT AND PROPERTY PORTFOLIO

Net rental income						Gross rental income
MEUR	Finland	Norway	Sweden	Baltics and Denmark	Total	Total
2013	103.5	-	39.7	25.6	168.9	192.6
Acquisitions	-	-	-	-0.4	-0.4	-0.2
(Re)development projects	-1.0	-	0.8	2.1	1.9	1.5
Divestments	-2.1	-	-0.5	0.0	-2.6	-3.5
Like-for-like properties	2.5	-	1.2	0.1	3.8	1.5
Other (incl. exchange rate difference and IFRIC 21 impact)	-	-	-2.3	-	-2.3	-2.5
2014	103.0	-	38.9	27.5	169.4	189.4
Acquisitions	-0.4	36.8	0.0	0.3	36.8	43.2
(Re)development projects	-1.5	-	0.7	0.0	-0.8	0.0
Divestments	-4.0	-	-0.7	-1.1	-5.8	-7.6
Like-for-like properties	-0.2	-	2.0	-0.5	1.2	0.2
Other (incl. exchange rate difference and IFRIC 21 impact)	0.0	-	-1.0	0.0	-1.0	-1.3
2015	96.9	36.8	39.7	26.2	199.6	223.9

Citycon Q1–Q4/2015 | 04

IMPROVED OCCUPANCY FOLLOWING SEKTOR ACQUISITION

The economic occupancy rate for Citycon’s property portfolio increased to 96.8% (96.3%). The year-on-year improvement derived mainly from the Sektor acquisition as the economic occupancy rate for the Norwegian properties was high at 98.6%. Occupancy increased also in Sweden and the Baltics and Denmark, while decreasing in Finland. The economic occupancy rate for shopping centres was 96.9% (96.2%) and for supermarkets and shops 94.3% (96.6%).

The gross leasable area increased by 32.9% to 1,240,440 sq.m. following the Sektor acquisition. At year-end, Citycon had a total of 4,214 (3,158) leases, of which the average remaining length was 3.3 (3.2) years.

The average rent per sq.m. increased from EUR 21.6 to EUR 22.3 mainly due to divestments and index increments. The challenging retail environment in Finland and increased competition in Estonia resulted in an overall property portfolio year-to-date leasing spread of renewals of -4.5%.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 9.1%.

LEASE PORTFOLIO SUMMARY
		Q4/2015	Q4/2014	2015	2014
Gross leasable area	sq.m.	1,240,440	933,040	1,240,440	933,040
Occupancy rate at the end of the period (economic)%		96.8	96.3	96.8	96.3
Average remaining length of lease portfolio at the end of the period	years	3.3	3.2	3.3	3.2
Annualised potential rental value 1)	MEUR	335.2	243.1	335.2	243.1

Average rent	EUR/sq.m.	22.3	21.6	22.3	21.6
Number of leases started during the period	pcs	304	184	895	595
Total area of leases started 2)	sq.m.	52,063	34,168	173,301	122,568
Average rent of leases started 2)	EUR/sq.m.	23.9	22.1	23.2	19.9
Number of leases ended during the period	pcs	295	222	1 114	724
Total area of leases ended 2)	sq.m.	75,101	47,826	278,984	144,880
Average rent of leases ended 2)	EUR/sq.m.	21.3	20.1	20.1	21.0
Leasing spread of renewals 3)%		-5.7	-0.5	-4.5	-3.4

Net rental yield 4)%		5.9	6.3	5.9	6.3
Net rental yield, like-for-like properties	%	6.4	6.5	6.4	6.5

1)	Includes annualised base rent and maintenance charge based based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Refers to leases that are renewed with the same tenant concerning the same premise.
4)	Includes the value of unused building rights.

TENANT SALES INCREASING IN SWEDEN AND NORWAY

Total sales in Citycon’s shopping centres increased by 2% while footfall decreased by 1%, year-on-year. Sales increased in Norway and Sweden, but decreased in Baltics and Denmark due to increased competition in Estonia. In Finland sales remained on previous years’ level. Overall like-for-like (LFL) shopping centre sales decreased by 1% and footfall by 2%, year-on-year.

SHOPPING CENTRE SALES AND FOOTFALL 1)
Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	0	-1	-1	-2
Norway	4	-	1	-
Sweden	3	2	0	0
Baltics and Denmark	-5	-5	-2	-1
Shopping centres, total	2	-1	-1	-2

1)	Sales and footfall figures include estimates.

Citycon Q1–Q4/2015 | 05

DECREASING FINANCIAL EXPENSES SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 36.8 million (EUR 20.7 million). The increase of EUR 16.1 million was mainly driven by the Sektor acquisition along with the indirect uncapitalized transaction costs of EUR 6.8 million related to the acquisition. In Citycon standing assets the increase in administrative costs mainly relates to higher depreciation resulting from recent IT investments including lease management system upgrade. At the end of December, Citycon Group employed a total of 318 (151) persons, of whom 82 worked in Finland, 172 in Norway, 51 in Sweden, 9 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 148.9 million (EUR 165.0 million), being lower than in the previous year mainly due to the non-recurring transaction costs from the acquisition of Sektor and goodwill reduction of EUR 9.2 million in other operating income and expenses which is offset by positive deferred tax change. This results from the decrease in Norwegian corporate income tax rate.

Net financial expenses decreased year-on-year by EUR 25.2 million to EUR 52.3 million, despite a higher debt amount, mainly as a result of a clearly lower average interest rate, the weaker Swedish krona and lower one-off financial expenses.

Share of profit of joint ventures totalled EUR 19.4 million (EUR 14.9 million). The increase came mainly from the fair value gain of minority owned shopping centres in Norway.

Income taxes Current tax expense for the period was EUR 0.4 million (EUR 0.3 million). Change in deferred taxes amounted to EUR -5.1 million (EUR -12.4 million). The change resulted mainly from a deferred tax liability arising from the difference between properties’ fair value and tax residual value of the underlying assets. Norway income tax percent decrease impacted positively deferred taxes.

Profit for the period came to EUR 110.4 million (EUR 89.7 million). The increase was mainly a result of lower financial expenses.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 1,322.5 million to EUR 4,091.6 million (31 December 2014: EUR 2,769.1 million) due to gross capital expenditure of EUR 1,455.1 million (including acquisitions). The fair value of the Norwegian properties amounted to EUR 1,330.8 million on 31 December 2015. Net fair value gains of EUR 7.3 million increased the fair value of investment properties and exchange rate changes by EUR 15.6 million. Divestments decreased the fair value of investments properties by EUR 97.8 million. Furthermore, the fair value of investment properties was decreased by EUR 57.9 million as non-core properties were moved to investment properties held for sale.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and intends to divest these properties within the next few years.

PROPERTY SUMMARY

	31 December 2015			31 December 2014
	No. of properties	Fair value, MEUR	Portfolio, %	No. of properties	Fair value, MEUR	Portfolio, %
Shopping centres, Finland	20	1,535.4	38	21	1,514.1	55
Other retail properties, Finland	9	124.0	3	23	195.9	7
Finland, total	29	1,659.4	41	44	1,710.0	62
Shopping centres, Norway 1)	20	1,330.8	33	-	-	-
Norway, total	20	1,330.8	33	-	-	-
Shopping centres, Sweden 2)	8	722.7	18	9	690.3	25
Other retail properties, Sweden	1	16.3	0	2	19.4	1
Sweden, total	9	739.0	18	11	709.7	26
Shopping centres, Baltics and Denmark	4	362.4	9	4	349.4	13
Baltics and Denmark	4	362.4	9	4	349.4	13

Shopping centres, total	52	3,951.2	97	34	2,553.8	92
Other retail properties, total	10	140.3	3	25	215.3	8
Citycon, total	62	4,091.6	100	59	2,769.1	100

1)	Excluding rented properties, which fair value is recognised within intangible rights based on IFRS rules.
2)	Excludes Kista Galleria.

Citycon Q1–Q4/2015 | 06

The fair value change of investment properties amounted to EUR 7.3 million (EUR 15.7 million). The company recorded a total value increase of EUR 77.7 million (EUR 64.9 million) and a total value decrease of EUR 70.3 million (EUR 49.3 million). The fair value gain of shopping centres was EUR 10.7 million while supermarkets and shops recorded a loss of EUR 3.4 million.

FAIR VALUE CHANGES
EUR million	Q4/2015	Q4/2014	2015	2014
Finland	-11.7	-8.3	-37.1	-15.8
Norway	0.2	-	0.2	-
Sweden	12.6	4.9	39.6	13.3
Baltics and Denmark	-0.9	5.6	4.7	18.1

Shopping centres, total	1.3	4.2	10.7	21.4
Other retail properties, total	-1.1	-2.0	-3.4	-5.7
Citycon, total	0.2	2.2	7.3	15.7

The average net yield requirement defined by JLL for Citycon’s investment property portfolio under valuation on 31 December 2015 decreased to 5.7% (31 December 2014: 6.1%). The decrease was mainly due to the Norwegian property portfolio which was included in the valuation for the first time in Q4/2015. The net yield requirements also decreased in other Citycon’s operating countries especially due to the strong demand and low supply of prime shopping centre properties as well as due to continued low interest rates. Also the non-core property disposals decreased the average net yield requirement. The weighted average market rent per sq.m. used for the valuation decreased to EUR 25.1 (31 December 2014: EUR 25.2). JLL’s Valuation Statement for the year-end is available on Citycon’s website.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 1,718.6 million (EUR 125.5 million).

CAPITAL EXPENDITURE
MEUR	2015	2014
Acquisitions of properties 1)	1,316.5	-
Acquisitions of and investments in joint ventures	62.2	25.8
Property development	139.0	95.8
Goodwill and other investments	200.9	3.8
Total capital expenditure incl. acquisitions	1,718.6	125.5

Capital expenditure by segment
Finland	109.0	95.9
Norway	1,556.2	-
Sweden	43.7	26.0
Baltics and Denmark	8.4	0.7
Group administration	1.3	2.9
Total capital expenditure incl. acquisitions	1,718.6	125.5

Divestments 2)	97.8	27.7

1) Including rented properties.

2) Excluding divestments transferred into ‘Investment properties held for sale’ -category

Citycon Q1–Q4/2015 | 07

ACTIVE RECYCLING OF CAPITAL

The most important transaction of the year was the acquisition of Norwegian shopping centre company Sektor for EUR 1.47 billion. During Q4 Citycon also acquired the 31% minority stakes in three shopping centres in Norway as well as the minority stake in shopping centre Åkersberga Centrum.

During the year Citycon also continued its divestment strategy by selling properties it has defined as non-core. Since the publication of its strategy update in July 2011, the company has divested 43 non-core properties and four residential portfolios for a total value of more than EUR 250 million. Citycon aims to divest an additional EUR 300 million of non-core assets, including divestments in Norway, within the coming 1–2 years.

ACQUISITIONS AND DIVESTMENTS 2015

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Sektor Gruppen	Company acquisition	Norway	1 July	400,000	1,470
Storbyen, Sjøsiden, Oasen	31% minority stakes	Norway	11 November	-	31
Åkersberga Centrum	25% minority stake	Stockholm area, Sweden	22 December	-	19
Acquisitions, total				400,000	1,520

Divestments
Stenungstorg	Residential and office building	Gothenburg area, Sweden	4 February	6,700	5
Galleria	Shopping centre	Oulu, Finland	31 July	6,400	13
Portfolio transaction 1)	Retail properties	Finland	1 September	58,800	76
Strömpilen	Shopping centre	Umeå, Sweden	1 October	27,000	39
Talvikkitie 7-9	Retail property	Helsinki area, Finland	1 October	8,700	9
Kallhäll	Retail property	Stockholm area, Sweden	15 December	3,700	6
Divestments, total				111,300	148

1)	Including 13 supermarket and shop properties in Finland: Lahden Kauppakatu (Lahti), Varkauden Relanderinkatu (Varkaus), Runeberginkatu 33 (Porvoo), Kirkkonummen Liikekeskus (Kirkkonummi), Vantaan Säästötalo (Vantaa), Porin Isolinnankatu (Pori), Kotkan Keskuskatu (Kotka), Vaakalintu (Riihimäki), Orimattilan Markkinatalo (Orimattila), Minkkikuja 4 (Vantaa), Karjaan Ratakatu (Raasepori), Hakunilan Keskus (Vantaa), Puijonlaakson Palvelukeskus (Kuopio).

(RE)DEVELOPMENT PROJECTS PROGRESSED – ISO OMENA’S PRE-LEASING DEVELOPED POSITIVELY

At the end of the year, the company had two major (re)development projects underway: the extension and (re)development of Iso Omena in Espoo and the Mölndal Galleria project in Gothenburg.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, totals approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, is carried out in partnership with NCC. Citycon will purchase NCC’s share at completion. During the quarter, the pre-leasing for the first phase to be opened in Q3/2016, increased to 83%.

In August, Citycon started the (re)development of the new shopping centre Mölndal Galleria in Gothenburg. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed, making Citycon’s total investment around EUR 120 million.

In January, Citycon started the construction of a new campus for the Satakunta University of Applied Sciences (SAMK) in its Asema-aukio premises in Pori. The company has signed an agreement to sell the property at completion of the project.

In addition to the (re)development projects listed below Citycon has several ongoing smaller refurbishments in e.g. Myyrmanni, Stovner Senter, Kilden Senter and Kongssenteret.

The new and extended IsoKristiina in Lappeenranta had its grand opening at the end of September.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the upcoming Annual and Sustainability Report 2015.

Citycon Q1–Q4/2015 | 08

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2015 AND IN PROGRESS ON 31 DECEMBER 2015

	Location	Area before and after project completion, sq.m.	Expected gross investment, MEUR	1)	Actual gross investments by 31 December 2015, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300 /99,000		182.0 (250.0)	82.2	Q3/2016 and Q2/2017
Mölndal Galleria	Gothenburg, Sweden	- /24,000		60.0 (120.0)	10.8	Q2/2018
Porin Asema-aukio	Pori, Finland	18,800 /23,000		40.0	15.6	Q2/2017
Stenungstorg	Gothenburg area, Sweden	36,400 /41,400		18.0	16.3	Q2/2016
IsoKristiina	Lappeenranta, Finland	22,400 /34,000		56.0	55.7	Completed Q4/2015
Kista Galleria	Stockholm, Sweden	94,600/95,100		6.0	6.0	Completed Q2/2015

1)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

SHAREHOLDERS’ EQUITY, LIABILITIES AND CASH FLOW

Equity per share decreased to EUR 2.52 (31 December 2014: EUR 2.78), mainly due to higher number of shares. In addition, translation loss of EUR 28.1 million arising mainly from the Sektor acquisition decreased the equity. The equity ratio decreased to 48.3% (31 December 2014: 54.6%).

At the year-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,245.5 million

(EUR 1,650.7 million). This figure increased from the end of 2014 by EUR 594.8 million, mainly due to the rights issue of EUR 602.7 million, which was completed in July.

Liabilities totalled EUR 2,418.8 million (EUR 1,384.8 million), with short-term liabilities accounting for EUR 262.9 million (EUR 154.1 million). Interest-bearing debt showed a year-on-year increase of EUR 845.5 million to EUR 2,023.2 million as a result of the debt from the acquisition of Sektor. In the end of 2014 the interest bearing debt stood at EUR 1,177.7 million. The fair value of interest-bearing debt increased year-on-year by EUR 848.7 million to EUR 2,037.1 million.

Net cash from operating activities increased to EUR 111.8 million (EUR 69.2 million) in the reporting period due to the Sektor acquisition and lower paid interest costs. Net cash used in investing activities totalled EUR -595.4 million (EUR -104.7 million). Acquisition of subsidiaries amounted to EUR -526.0 million due to the acquisition of Sektor. Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR -196.2 million (EUR -134.2 million). Cash flow used in investing activities was partly offset by sales of investment properties totalling EUR 126.8 million (EUR 29.5 million). Net cash from financing activities was EUR 472.8 million (EUR 33.0 million). Acquisition of Sektor and the rights issue of EUR 602.7 million impacted financing cash flow during the reporting period.

FINANCING UPDATE

To strengthen its financial position, to reduce the cost of debt and to extend the debt maturities Citycon has completed several actions, during this year mainly related to the acquisition of Sektor, including the refinancing of Sektor debt.

Citycon financed its approximately EUR 1.47 billion acquisition of Sektor with a rights issue with gross proceeds of approximately EUR 600 million and with bridge financing facilities. The bridge financing consisted of bridge financing facilities in an aggregate amount of EUR 400 million. Approximately EUR 220 million of bridge loans were drawn at closing of the Sektor acquisition. The facilities had an original maturity of one year. All bridge loans were repaid and cancelled during 2015, following completion of Sektor refinancing. Waivers were obtained on both Citycon and Sektor level, for approximately EUR 671 million of the existing bank financing facilities of Sektor to remain in place for up to one year post-closing.

In connection with the completion of the transaction, Citycon also refinanced three secured bonds issued by Sektor amounting to approximately EUR 222 million through an early redemption of the outstanding bonds. In addition, a former vendor loan in Sektor of approximately EUR 42 million was settled.

In order to refinance the bridge facilities and the secured bank debt on Sektor level, Citycon issued on 24 August two senior unsecured NOK bonds. A 10 year NOK 1.4 billion bond with a fixed coupon of 3.90% and a 5.5 year NOK 1.25 billion bond carrying a coupon of floating 3 month Nibor + 155 bps margin.

Additionally Citycon issued on 8 September, a EUR 300 million 7 year senior unsecured Eurobond with a fixed coupon of 2.375%. The issue was oversubscribed. The bond is rated by S&P and Moody’s in line with Citycon’s corporate credit ratings.

Citycon Q1–Q4/2015 | 09

In order to complete the refinancing of Sektor, Citycon in December signed a new NOK 1,300 million secured bank facility with Skandinaviska Enskilda Banken AB and Danske Bank A/S with a loan tenor of 5.5 years. The loan is on Norwegian entity level, and on December 22 the last remaining debt of Sektor was repaid, and related interest rate swaps were unwound. The new loan with new interest rate swaps decreases the cost of debt and increases the loan maturity.

KEY FINANCING FIGURES
		31 December 2015	31 December 2014
Interest bearing debt, fair value	MEUR	2,037.1	1,188.4
Cash	MEUR	27.9	34.4
Available liquidity	MEUR	377.1	449.8
Average loan maturity	years	5.5	5.9
Loan to Value (LTV)%		45.7	38.6
Equity ratio	%	48.3	54.6
Equity ratio (financial covenant > 32.5)%		48.3	54.8
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.1
Solvency ratio (financial covenant < 0.65 )	x	0.45	0,38
Secured solvency ratio (financial covenant < 0.25)	x	0.03	0,00

Interest-bearing debt

The fair value of interest-bearing debt increased year-on-year by EUR 848.7 million to EUR 2,037.1 million. The weighted average loan maturity of 5.5 years decreased year-on-year, but stayed at the same level as in previous quarter due to longer maturities of refinanced debt.

BREAKDOWN OF LOANS

Citycon Q1–Q4/2015 | 10

Financial expenses

The net financial expenses decreased by EUR 25.2 million compared to last year to EUR 52.3 million (EUR 77.5 million), despite the acquisition of Sektor in July and the resulting higher debt level in Q3-Q4. This was mainly the result of a clearly lower average interest rate, the weaker Swedish krona and lower one-off financial expenses. Sektor’s bank debt was refinanced in Q3 and Q4 creating one-off expenses that however were clearly lower than in the corresponding period last year. The financial income mainly consists of the interest income on the loan to Kista Galleria

The financial expenses for 2015 include EUR 6.1 million of indirect financial expenses. Most relates to the early repayment of Sektor’s bank loans, including write-down of unamortised arrangement fees, prepayment fees and break costs on the loans. Unwinding of Sektor’s former interest rate swaps has contributed to the lower average interest rate. Due to the negative market value, unwinding costs of EUR 17.2 million was realized. As the fair value of the interest rate swaps at the time of purchase of EUR -15.5 million was included in the Sektor purchase price calculation, only the fair value change of EUR 1.7 million was booked as indirect financial expenses. The rest of the indirect financial expenses relates to fair value revaluations of some of the cross-currency swaps, which are not under IFRS hedge accounting.

The year-end weighted average interest rate decreased clearly year-on-year as a result of several debt refinancing transactions at lower margins and even lower market interest rates and was 3.04%

FINANCIAL EXPENSES
		2015	2014
Financial expenses	MEUR	-60.6	-84.7
Financial income	MEUR	8.3	7.2
Net Financial expenses	MEUR	-52.3	-77.5
Weighted average interest rate, incl. interest rate swaps	%	3.04	3.28
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.37	3.91

Financial risk management

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account.

Citycon also has cross-currency swaps to effectively convert EUR debt into SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied. Citycon has during Q3 executed a new cross-currency swap to convert EUR debt into NOK debt. For this, hedge accounting is applied, and changes in interest fair values are reported under other comprehensive income.

The currency transaction risk with profit and loss impact is fully hedged according to the treasury policy.

FINANCIAL RISK MANAGEMENT

		2015	2014
Average interest-rate fixing period	years	5.0	5.6
Interest rate hedging ratio	%	84.8	88.0

Citycon Q1–Q4/2015 | 11

FINANCIAL PERFORMANCE OF BUSINESS UNITS

Citycon’s business operations are divided into four business units: Finland, Norway, Sweden as well as Baltics and Denmark.

Finland – Non-core disposals and (re)development projects lowered net rental income compared to previous year

Citycon’s net rental income from Finnish operations decreased by 5.9% compared to the previous year and totalled EUR 96.9 million (EUR 103.0 million). This was mainly a result of successful divestments of non-core assets in 2014 and 2015 as well as on-going (re)development projects (a.o. extension project in Iso Omena and refurbishment in Myyrmanni), which decreased net rental income by EUR 5.5 million in total. Despite the challenging market situation, net rental income in Finnish like-for-like properties remained stable and the growth was flat compared to the previous year. The gross leasable area of 465,640 sq.m. (546,140 sq.m.) decreased due to non-core property divestments. Also the annualised potential rental value decreased to EUR 136.3 million.

The average rent for new lease agreements was higher than the average rent for ended leases, mostly due to divestments. Also the average rent per sq.m. rose from EUR 22.6 to EUR 24.1 thanks to divestments and index increments. The economic occupancy rate decreased to 94.8% (95.6%) mainly due to a temporary vacancy increase due to the completion of IsoKristiina (re)development and higher vacancy in Koskikeskus.

KEY FIGURES, FINLAND
		Q4/2015	Q4/2014	2015	2014
Gross rental income	MEUR	24.8	27.4	105.3	112.4
Net rental income	MEUR	23.1	25.9	96.9	103.0

Gross leasable area	sq.m.	465,640	546,140	465,640	546,140
Occupancy rate at the end of the period (economic)%		94.8	95.6	94.8	95.6
Average remaining length of lease portfolio at the end of the period	years	3.3	3.4	3.3	3.4
Annualised potential rental value	MEUR	136.3	148.7	136.3	148.7

Average rent	EUR/sq.m.	24.1	22.6	24.1	22.6
Number of leases started during the period	pcs	125	126	520	408
Total area of leases started	sq.m.	19,113	22,453	100,501	87,433
Average rent of leases started	EUR/sq.m.	22.0	21.7	23.1	19.0
Number of leases ended during the period	pcs	107	103	616	472
Total area of leases ended	sq.m.	21,642	31,623	179,796	109,133
Average rent of leases ended	EUR/sq.m.	24.3	20.2	20.2	20.9

Net rental yield	%	5.8	6.2	5.8	6.2
Net rental yield, like-for-like properties	%	6.6	6.7	6.6	6.7

Fair value of investment properties	MEUR	1,659.4	1,710.0	1,659.4	1,710.0
Weighted average yield requirement	%	5.9	6.1	5.9	6.1
Weighted average market rents	EUR/sq.m.	29.0	26.5	29.0	26.5

Citycon Q1–Q4/2015 | 12

Norway – Sektor acquisition brings growth to Citycon’s net rental income

Citycon’s Norwegian operations contributed to the result in Q3–Q4/2015 by a gross rental income of EUR 43.0 million and net rental income of EUR 36.8 million, in line with the expectations. This was generated by 20 fully-owned and 2 rented shopping centres. In addition, Sektor’s managed shopping centre business notably increased management fees recognized in Citycon’s other income and expenses. All the Norwegian properties are included in the Acquisition portfolio until held by Citycon throughout two full reporting periods.

The gross leasable area of the Norwegian properties totalled 420,900 sq.m. The average rent per sq.m. was EUR 21.5 and the annualised potential rental value EUR 109.3 million. The economic occupancy rate was 98.6% and impacted positively the economic occupancy rate for the entire Citycon’s property portfolio.

KEY FIGURES, NORWAY 1)
		Q4/2015	2015
Gross rental income	MEUR	21.9	43.0
Net rental income	MEUR	18.7	36.8

Gross leasable area	sq.m.	420,900	420,900
Occupancy rate at the end of the period (economic)%		98.6	98.6
Average remaining length of lease portfolio at the end of the period	years	3.7	3.7
Annualised potential rental value	MEUR	109.3	109.3

Average rent	EUR/sq.m.	21.5	21.5
Number of leases started during the period	pcs	79	130
Total area of leases started	sq.m.	16,269	27,539
Average rent of leases started	EUR/sq.m.	21.3	22.3
Number of leases ended during the period	pcs	49	100
Total area of leases ended	sq.m.	8,006	16,920
Average rent of leases ended	EUR/sq.m.	25.9	25.5

Net rental yield 2)%		2.7	2.7
Net rental yield, like-for-like properties	%	-	-

Fair value of investment properties	MEUR	1,330.8	1,330.8
Weighted average yield requirement	%	5.2	5.2
Weighted average market rents	EUR/sq.m.	21.2	21.2

1)	Including rented properties, even though their fair value is recognised within intangible rights based on IFRS rules. Excludes the numbers of Citycon managed centers.
2)	Net rental yield 2.7% is based on the net rental income from 6 months period divided by the fair value of investment properties.

Citycon Q1–Q4/2015 | 13

Sweden – Strong performance in like-for-like net rental income

The company’s net rental income from Swedish operations developed positively, increasing by 2.2% to EUR 39.7 million (EUR 38.9 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 1.9 million compared to the corresponding period in 2014. In addition, net rental income from like-for-like properties grew by EUR 2.0 million, or 6.4%, thanks to strong net rental income development from several shopping centres. (Re)development project in Stenungstorg increased net rental income by EUR 0.7 million.

The gross leasable area of 222,300 sq.m. (259,300 sq.m.) decreased due to divestments and led to a lower annualised potential rental value of EUR 57.7 million. The average rent level for new lease agreements was higher than the average rent level for ended lease agreements mostly due to the aforementioned divestments and lease agreements which were renewed at higher rent. The average rent per sq.m. increased to EUR 21.5 (EUR 20.0).

The economic occupancy rate increased to 96.2% (96.1%), mainly due to the divestment of one supermarket and shop property and improved occupancy rates in Åkersberga Centrum and Liljeholmstorget Galleria.

KEY FIGURES, SWEDEN
		Q4/2015	Q4/2014	2015	2014
Gross rental income	MEUR	11.8	12.1	47,8	48.2
Net rental income	MEUR	9.4	9.2	39.7	38.9

Gross leasable area	sq.m.	222,300	259,300	222,300	259,300
Occupancy rate at the end of the period (economic)%		96.2	96.1	96.2	96.1
Average remaining length of lease portfolio at the end of the period	years	2.9	3.0	2.9	3.0
Annualised potential rental value	MEUR	57.7	62.4	57.7	62.4

Average rent	EUR/sq.m.	21.5	20.0	21.5	20.0
Number of leases started during the period	pcs	45	46	162	142
Total area of leases started	sq.m.	5,100	9,362	25,869	28,809
Average rent of leases started	EUR/sq.m.	33.1	23.1	24.1	20.5
Number of leases ended during the period	pcs	85	43	303	138
Total area of leases ended	sq.m.	34,943	4,730	62,648	19,997
Average rent of leases ended	EUR/sq.m.	15.6	30.3	16.0	22.4

Net rental yield	%	5.6	5.6	5.6	5.6
Net rental yield, like-for-like properties	%	5.4	5.4	5.4	5.4

Fair value of investment properties	MEUR	739.0	709.7	739.0	709.7
Weighted average yield requirement	%	5.4	5.7	5.4	5.7
Weighted average market rents	EUR/sq.m.	26.1	24.3	26.1	24.3

Citycon Q1–Q4/2015 | 14

Baltics and Denmark – Competitive situation impacts leasing spreads

Citycon’s ‘Baltic Countries and New Business’ segment has been renamed ‘Baltics and Denmark’.

Net rental income from the Baltics and Denmark operations decreased compared to previous year by 4.8% and came to EUR 26.2 million. This was mainly due to the divestment of the non-core shopping centre Mandarinas at the end of 2014 which reduced net rental income by EUR 1.1 million. In addition, like-for-like net rental income decreased by EUR 0.5 million or 2.2% compared to the previous year mainly due to increased vacancy resulting from tightening competition.

The gross leasable area of 131,600 sq.m. (127,600 sq.m.) increased due to the completion of Albertslund Centrum extension during the third quarter of 2015. The annualised potential rental value decreased to EUR 31.9 million due to new leases and leases renewed at lower rent.

The average rent level for new lease agreements was lower than the average rent for ended lease agreements, due to tightened competition and decreased tenant sales in Estonia. Also the average rent per sq.m. decreased to EUR 20.4. The economic occupancy rate increased to 99.4% (99.3%).

KEY FIGURES, BALTICS AND DENMARK
		Q4/2015	Q4/2014	2015	2014
Gross rental income	MEUR	6.8	7.0	27.8	28.8
Net rental income	MEUR	6.4	6.4	26.2	27.5

Gross leasable area	sq.m.	131,600	127,600	131,600	127,600
Occupancy rate at the end of the period (economic)%		99.4	99.3	99.4	99.3
Average remaining length of lease portfolio at the end of the period	years	3.1	3.0	3.1	3.0
Annualised potential rental value	MEUR	31.9	32.0	31.9	32.0

Average rent	EUR/sq.m.	20.4	21.0	20.4	21.0
Number of leases started during the period	pcs	55	12	83	45
Total area of leases started	sq.m.	11,581	2,354	19,392	6,326
Average rent of leases started	EUR/sq.m.	26.8	22.1	23.8	29.3
Number of leases ended during the period	pcs	54	76	95	114
Total area of leases ended	sq.m.	10,510	11,473	19,621	15,750
Average rent of leases ended	EUR/sq.m.	30.8	15.7	27.7	19.9

Net rental yield	%	7.6	8.2	7.6	8.2
Net rental yield, like-for-like properties	%	7.7	8.2	7.7	8.2

Fair value of investment properties	MEUR	362.4	349.4	362.4	349.4
Weighted average yield requirement	%	6.9	7.2	6.9	7.2
Weighted average market rents	EUR/sq.m.	20.4	20.6	20.4	20.6

Citycon Q1–Q4/2015 | 15

BUSINESS ENVIRONMENT

The macroeconomic environment in Sweden, Estonia and Denmark remained strong or relatively strong during 2015, while market conditions continued to be challenging in Finland and the Norwegian economy was impacted by the fall in the oil price. According to the European Commission (forecast), GDP growth in 2015 was 1.6% in the Euro area, 0.0% in Finland, 2.1% in Norway, 3.6% in Sweden, 0.9% in Estonia and 1.2% in Denmark.

In 2016, the European Commission forecasts Euro area GDP growth to reach 1.7%. Sweden (3.2%) and Estonia (2.1%) are showing stronger growth figures than the Euro area average and Denmark (1.7%) is in line with the Euro area forecast while the GDP growth for Finland (0.5%) is expected to remain relatively modest for a fifth year in a row and is dependent on both the recovery of the country’s export markets as well as domestic demand. Norway’s GDP is expected to grow by 1.5% in 2016, slightly below Euro area average.

During 2015 consumer confidence levels have stayed stable in Citycon’s operating countries. The consumer confidence levels in Finland, Sweden and Denmark remain positive, while the consumer confidence in Norway, Estonia and on average in Euro area is still slightly negative. (Source: Eurostat) Consumer prices have remained nearly unchanged compared to the previous year in all Citycon’s operating countries apart from Norway where the prices have increased by 2.3%. (Sources: Statistics Finland/Norway/Sweden/Estonia/Denmark) The unemployment rates are below the Euro area average (10.5%) in all Citycon’s operating countries. (Source: Eurostat)

Retail sales growth in 2015 was particularly strong in Estonia (8.0%) and Sweden (5.7%), positive in Norway (3.1%) and Denmark (1.3%), but slightly negative in Finland (-0.8%). (Sources: Statistics Finland/Norway/Sweden/Estonia/ Denmark)

In Finland prime shopping centre rents remained unchanged compared to the previous quarter and decreased by around 2% year-on-year. The weak outlook for retail sales limits the rental growth potential and a slight decrease in prime rents is forecasted to continue in 2016. In Norway, rents are expected to stay unchanged. In Sweden, prime shopping centre rents increased by around 2–3% over the last year with a similar growth rate forecast for the forthcoming year. In Estonia, downwards pressure on rents has increased due to intensifying competition and new supply and the rental growth at prime shopping centres is expected to remain below consumer price inflation during 2016–2017. (Source: JLL)

In Finland, despite of the sluggish development of the real economy, the high activity in the investment market has continued and the transaction volume almost doubled in 2015 compared to the previous year. The demand for prime properties remains strong and the demand for secondary properties has increased mainly due to new funds and the return of international investors. In Norway the transaction volume broke last year’s all time high reaching NOK 115 billion. The record high volume was due to favourable exchange rate of NOK, low interest rates and international investors’ increasing presence on Norwegian investment market. Outside the prime properties the transaction volume is expected to decrease slightly in 2016 due to stricter requirement for equity by Norwegian banks resulting financing to be harder to obtain. The prime yield is estimated to remain unchanged at 4.25%. In Sweden the transaction volume was significantly higher in 2015 than during previous years. The transaction volume of retail properties was SEK 23.5 billion. Prime shopping centre yields have moved in during 2015 to 4.25–4.5% followed by strong demand and low supply as well as continued low interest rates. Also yields for secondary shopping centres have decreased due to investors’ willingness to take on more risk and the lack of prime property investments. Investors are also seen to be willing to pay a premium for portfolios of assets compared to individual assets. In Estonia, prime yields are perceived edging close to their lows in the cycle (6.5–7.0%). However, yield compression is still expected to continue as real estate investment market remains attractive in the low interest rate environment. (Source: JLL)

Citycon Q1–Q4/2015 | 16

SUSTAINABILITY

Citycon’s ambition is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

In September Citycon’s Annual and Sustainability Report 2014 received the EPRA Gold Award in the Sustainability Best Practices series for the fourth time in a row. Citycon was also honoured again with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) and Citycon was globally among the top ten per cent of all reviewed companies.

In 2015, Citycon took a step forward in its environmental management practices with the implementation of BREEAM In Use certificates. 49% of Citycon’s shopping centres, measured by value, have received the certification.

Results, indicators and calculation methods for Citycon’s Corporate Sustainability are presented in the upcoming Annual and Sustainability Report 2015.

RISKS

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Financial Statements and in the upcoming Annual and Sustainability Report.

Citycon’s Board of Directors believes there have been no material changes to the key risk areas. The main risks are associated with property values, leasing, development projects, operations, environment and people and the availability and cost of financing.

GENERAL MEETINGS

Annual General Meeting 2015

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 19 March 2015.

Extraordinary General Meeting 2015

The Extraordinary General Meeting (EGM) of Citycon took place in Helsinki on 15 June 2015.

All General Meeting decisions are reported on the company’s website at www.citycon.com/general-meetings2015 where also meeting minutes of General Meetings are available.

SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at General Meeting of shareholders. The shares have no nominal value.

INFORMATION ON SHARES AND SHARE CAPITAL

		2015	2014	Change %
Share price, transactions, EUR
Low	EUR	2.13	2.29	-7.0
High	EUR	3.24	2.92	11.0
Average	EUR	2.53	2.65	-4.5
Latest	EUR	2.40	2.58	-7.0
Market capitalisation at period-end	MEUR	2,136.0	1,530.8	39.5

Share trading volume
Number of shares traded	million	158.3	88.8	78.3
Value of shares traded	MEUR	400.2	234.9	70.4

Share capital and shares
Share capital at period-start	MEUR	259.6	259.6	0.0
Share capital at period-end	MEUR	259.6	259.6	0.0

Number of shares at period-start	million	593.3	441.3	34.4
Number of shares at period-end	million	890.0	593.3	50.0

Citycon Q1–Q4/2015 | 17

During the year 2015, there were no changes in the company’s share capital. Following the rights issue, the number of the company’s shares increased by 296,664,209 shares on 14 July 2015. At the end of December 2015, the total number of shares outstanding in the company was 889,992,628.

At the end of December 2015, Citycon had a total of 9,537 (7,657) registered shareholders, of which nine were account managers of nominee-registered shares. Holders of the nominee-registered shares held approximately 622.0 million (408.5 million) shares, or 69.9% (68.9%) of shares and voting rights in the company.

Board authorisations and own shares

At the year-end 2015, the Board of Directors of the company had two valid authorisations granted by the EGM held on 15 June 2015:

●	Board of Directors may decide on an issuance of a maximum of 120 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 13.5% of all the shares in the company at the year-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2016.
●	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 30 million shares, which corresponded to approximately 3.4% of all the shares in the company at the year-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2016.

During the year 2015, the Board of Directors had also two authorisations granted by the AGM and third authorisation granted by the EGM held on 15 June 2015. As granted by the AGM, the Board of Directors had the authorisation to decide on an issuance of a maximum of 60 million shares as well as the issuance of special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 10.1% of all the shares in the company on that time and the authorisation to decide on the repurchase and/or on the acceptance as pledge a maximum of 30 million of the company’s own shares, which corresponded approximately 5.1% of all the shares in the company on that time. Both authorisations granted by the AGM were revoked in the EGM held on 15 June 2015. Furthermore, as granted by the EGM held on 15 June 2015, the Board of Directors had the authorisation to decide on the issuance of new shares for the financing of the Sektor acquisition. The authorisation was granted to decide on an issuance of a maximum of 300 million shares, which corresponded to approximately 50.6% of all the shares in the company on that time. The Board of Directors used the authorisation for the share issue completed in June–July 2015.

Own shares

During the year 2015, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Rights issue

On 15 June 2015, Citycon’s Board of Directors decided on a share issue and offered a maximum of 296,664,209 new shares based on shareholders’ pre-emptive subscription right at a price of EUR 2.05 per share, pursuant to an authorisation granted by the EGM held on the same day. The offered shares represented approximately 50.0% of the total shares and voting rights in the company prior to the rights issue and approximately 33.3% of the total shares and voting rights in the company after the rights issue. The subscription period began on 23 June and ended on 7 July 2015. All the offered 296,664,209 shares were subscribed for in the rights issue. The new shares were entered in the Finnish Trade Register and public trading in the new shares commenced on 14 July 2015. More information on the rights issue is available in the stock exchange releases issued by the company in June and July 2015.

Flagging notices

The company did not receive any notifications of changes in shareholding during the year 2015.

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014.

Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Citycon Q1–Q4/2015 | 18

INCENTIVE PLANS

Long-term Share-based Incentive Plans

On 10 February 2015, the Board of Directors of Citycon decided on two new long-term share-based incentive plans for the Group key employees, a performance share plan 2015 and a restricted share plan 2015.

The performance share plan 2015 includes three three-year performance periods, calendar years 2015–2017, 2016–2018, 2017–2019. As a consequence of the rights issue carried out in June-July 2015, the Board of Directors of the company adjusted the amount of the maximum reward and the performance criterion under the performance share plan 2015 in accordance with the terms and conditions of the plan. Based on these adjustments that are effective as of 14 July 2015, the maximum total number of shares that can be paid under the performance share plan 2015 is 3,814,498 shares.

The rewards from the restricted share plan 2015 may be allocated in 2015–2017. The rewards to be paid on the basis of the restricted share plan correspond to the value of an approximate maximum total of 500,000 shares (including also the cash proportion to be used for taxes and tax-related costs).

Further information and the terms and conditions of both incentive plans are available on the company’s website at www.citycon.com/remuneration.

Stock Option Plan 2011

Citycon’s Board of Directors decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries.

In accordance with the terms and conditions of the stock option plan 2011 the maximum total number of stock options which could be granted during years 2011–2015 was 7,250,000. As a consequence of the rights issue carried out in June–July 2015, the Board of Directors of the company adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The adjustments to the terms and conditions of the 2011 stock options came into force as of 14 July 2015. The subscription price for stock options 2011A–D(I) is adjusted to EUR 2.5380 per share, for stock options 2011A–D(II) to EUR 2.6075 per share and for stock options 2011A–D(III) to EUR 2.2703 per share. The subscription ratio for the 2011 stock options is adjusted to 2.0169. Due to the adjustments, the adjusted maximum total number of shares to be subscribed for based on the 2011 stock options distributed at the year-end 2015 is 12,474,526, or alternatively, provided that the stock options had been fully distributed, the stock options would have entitled their owners to subscribe to a maximum total of 14,622,525 (9,748,350) new shares in the company or existing shares held by the company. The number of shares to be subscribed by exercising stock options distributed at the year-end 2015 corresponds to a maximum total of 1.4% of the shares and votes in the company, after the potential share subscription, if new shares are issued in the share subscription.

The 2011 stock options did not entitle their holders to participate in the rights issue.

Granted stock options

At the year-end 2015, 2011A–D(I), 2011A–D(II) and 2011A–D(III) stock options were held by 12 key personnel of the group.

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED 2011 STOCK OPTIONS

ON 31 DECEMBER 2015
Option category	Subscription price	1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)		2.5380 (2.7820)	2.0169	2,250,000	4,538,025
2011A–D(II)		2.6075 (2.8862)	2.0169	1,910,000	3,852,279
2011A–D(III)		2.2703 (2.3804)	2.0169	2,025,000	4,084,222
Total				6,185,000	12,474,526

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

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The table below indicates the stock options granted to the CEO and other Corporate Management Committee members.

OPTION RIGHTS OF THE CORPORATE MANAGEMENT COMMITTEE (CMC) ON 31 DECEMBER 2015

	2011A(I)	2011B(I)	2011C(I)	2011D(I)	Total
Chief Executive Officer (CEO)	250,000	250,000	250,000	250,000	1,000,000
	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Other CMC members	337,500	337,500	337,500	337,500	1,350,000

A share ownership obligation, under which the CEO and other members of the Corporate Management Committee are obliged to acquire Citycon’s shares with 25% of the income gained from the exercised stock options, is incorporated into the 2011 stock options. The acquisition obligation will remain in force until the CEO or another member of the Corporate Management Committee owns company shares to the value of his or her gross annual salary, and share ownership must continue while his or her employment or service contract is in force.

SHARE SUBSCRIPTION PERIODS OF 2011 STOCK OPTIONS

Option category	a 2011A(I–III)	a 2011B(I–III)	a 2011C(I–III)	a 2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The terms and conditions of the 2011 stock options in their entirety are available on the company’s website at www.citycon.com/options.

EVENTS AFTER THE FINANCIAL YEAR

Moody’s upgraded Citycon’s long-term corporate credit rating to Baa1 (stable outlook) on 15 January. The rating was upgraded mainly due to Citycon’s improved business profile following the acquisition of Sektor.

OUTLOOK

In 2016 Citycon forecasts the EPRA EPS (basic) to be EUR 0.155–0.175. Furthermore, Citycon expects its Direct Operating profit to change by EUR 20 to 34 million and its EPRA Earnings to change by EUR 9 to 23 million from the previous year.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Helsinki, 10 February 2016

Citycon Oyj

Board of Directors

Citycon Q1–Q4/2015 | 20

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2015.

EPRA PERFORMANCE MEASURES
		Q4/2015	Q4/2014%		2015	2014	%
EPRA Earnings		34.4	24.2	42.1	130.8	99.7	31.2
EPRA Earnings per share (basic) 1)	EUR	0.039	0.038	1.7	0.173	0.178	-2.8
EPRA Cost Ratio (including direct vacancy costs)%		24.0	19.6	22.2	20.3	19.4	4.2
EPRA Cost Ratio (excluding direct vacancy costs)%		21.8	19.0	14.6	18.5	17.7	4.5
EPRA NAV per share	EUR	2.74	3.01	-9.1	2.74	3.01	-9.1
EPRA NNNAV per share	EUR	2.46	2.63	-6.6	2.46	2.63	-6.6
EPRA Net Initial Yield (NIY)%		5.4	6.1	-	5.4	6.1	-
EPRA ‘topped-up’ NIY	%	5.5	6.1	-	5.5	6.1	-
EPRA vacancy rate	%	3.2	3.7	-	3.2	3.7	-

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

EPRA Earnings increased by EUR 31.1 million to EUR 130.8 million during 2015 from EUR 99.7 million in 2014. The increase was mainly a result of Sektor acquisition in Norway, which contributed by EUR 36.8 million to net rental income. In addition, positive like-for-like net rental income growth, higher other operating income and lower direct financial expenses of EUR 4.8 million increased EPRA Earnings. EPRA Earnings per share (basic) came to EUR 0.173 (EUR 0.178), decreasing slightly due to the higher number of shares resulting from the rights issue executed in July 2015.

MEUR		Q4/2015	Q4/2014%		2015	2014	%
Earnings in IFRS Consolidated Statement of Comprehensive Income		24.6	23.4	5.4	108.8	84.5	28.7
-/+ Net fair value gains/losses on investment property		-0.2	-2.2	-	-7.3	-15.7	-53.1
+/- Net losses/gains on sale of investment property		4.7	0.0	-	17.1	0.3	-
+ Transaction costs related to business combinations and investment property disposals		0.8	-0.1	-	7.5	0.1	-
+ Indirect other operating expenses		9.2	-	-	9.2	-	-
-/+ Fair value gains/losses of financial instruments		-2.7	0.1	-	1.7	26.5	-93.6
+ Early close-out costs of debt and financial instruments		-0.1	-	-	4.4	-	-
-/+ Fair value gains/losses of joint ventures		-6.4	-4.9	31.4	-16.9	-12.8	31.4
+/- Change in deferred taxes arising from the items above		4.1	8.3	-50.9	5.8	13.2	-56.3
+/- Non-controlling interest arising from the items above		0.4	-0.5	-184.8	0.5	3.5	-
EPRA Earnings		34.4	24.2	42.1	130.8	99.7	31.2
Issue-adjusted average number of shares	million	890.0	636.9	39.7	755.5	559.9	34.9
EPRA Earnings per share (basic) 1)	EUR	0.039	0.038	1.7	0.173	0.178	-2.8

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

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The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

Citycon presents Direct Operating Profit performance measure figure, which was earlier named as EPRA Operating Profit. The change in term does not have an impact on the calculation of the performance measure figure.

MEUR		Q4/2015	Q4/2014%		2015	2014	%
Net rental income		57.5	41.5	38.6	199.6	169.4	17.9
Direct administrative expenses		-10.9	-6.4	71.4	-29.3	-20.6	42.0
Direct other operating income and expenses		1.6	-0.1	-	5.0	1.0	391.6
Direct operating profit		48.2	35.0	37.5	175.4	149.8	17.1
Direct net financial income and expenses		-14.2	-11.7	20.6	-46.2	-51.0	-9.4
Direct share of profit/loss of joint ventures		0.0	0.4	-96.1	2.6	2.1	24.5
Direct current taxes		0.2	0.0	386.2	-0.4	-0.3	31.6
Change in direct deferred taxes		0.3	0.4	-32.7	0.6	0.9	-26.4
Direct non-controlling interest		-0.2	0.0	304.8	-1.1	-1.6	-30.5
EPRA Earnings		34.4	24.2	42.1	130.8	99.7	31.2
EPRA Earnings per share (basic) 1)	EUR	0.039	0.038	1.7	0.173	0.178	-2.8

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

EPRA COST RATIOS

Citycon’s EPRA Cost Ratio including direct vacancy costs was 20.3% in 2015, compared with 19.4% in the previous year. EPRA Cost Ratio excluding direct vacancy costs was 18.5% compared with 17.7% a year earlier. The increases in the EPRA Cost Ratios were mainly a result of the Sektor acquisition as Norway business unit has higher cost base.

MEUR	Q4/2015	Q4/2014%		2015	2014	%
Include:
Administrative expenses 1)	10.9	6.3	73.5	29.3	20.7	41.5
Property operating expenses and other expenses from leasing operations less service charge costs	25.1	12.8	96.2	71.9	51.2	40.3
Net service charge costs/fees	3.5	4.4	-20.6	13.0	16.3	-20.7
Management fees less actual/estimated profit element	-1.6	-0.8	-	-4.3	-2.0	118.7
Other operating income/recharges intended to cover costs less any related profit	-4.7	-1.4	245.3	-9.9	-4.9	103.1
Share of joint venture expenses	1.5	0.8	90.5	5.5	6.4	-14.9
Exclude:
Ground rent costs	-1.8	-0.4	327.9	-4.3	-1.8	136.2
Service charge costs recovered through rents but not separately invoiced 2)	-16.2	-10.9	48.2	-50.6	-42.6	18.8
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.5	-1.2	-61.8	-1.9	-3.5	-45.0
EPRA Costs (including direct vacancy costs) (A)	16.3	9.7	68.6	48.4	39.9	21.4
Direct vacancy costs	-1.4	-0.3	-	-4.3	-3.6	17.6
EPRA Costs (excluding direct vacancy costs) (B)	14.8	9.4	57.4	44.2	36.3	21.8

Gross rental income less ground rent costs 2)	79.7	56.9	40.0	270.2	230.2	17.4
Less: service fee and service charge cost components of Gross Rental Income 2)	-16.2	-10.9	48.2	-50.6	-42.6	18.8
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.5	3.5	27.8	19.4	17.5	10.9
Gross Rental Income (C) 2)	68.0	49.5	37.3	239.0	205.1	16.5

EPRA Cost Ratio (including direct vacancy costs) (A/C)%	24.0	19.6	22.2	20.3	19.4	4.2
EPRA Cost Ratio (excluding direct vacancy costs) (B/C)%	21.8	19.0	14.6	18.5	17.7	4.5

1)	Non-recurring transaction costs of EUR 7.5 million are excluded from the administrative expenses in 2015. Administrative expenses are net of costs capitalised of EUR 2.3 in 2015 and EUR 1.5 million in 2014. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.
2)	Citycon has changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 53.4 million 2015 and EUR 42.6 million in 2014) from the gross rental income to service charges. This change didn’t impact the EPRA Cost Ratio calculations.

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EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV per share decreased by EUR 0.27 to EUR 2.74 (31 December 2014: EUR 3.01) mainly due to rights issue in June–July 2015 and goodwill, which arose from deferred taxes as a result of Sektor acquisition. EPRA NNNAV per share decreased by EUR 0.17 to EUR 2.46 (31 December 2014: EUR 2.63) due mainly to rights issue and a translation loss of EUR 28.1 million, which resulted from the weaker Norwegian crown.

	MEUR	31 December 2015 Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	31 December 2014 Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,245.5	889,993	2.52	1,650.7	593,328	2.78
Deferred taxes from the difference of fair value and fiscal value of investment properties	288.3	889,993	0.32	128.7	593,328	0.22
Goodwill as a result of deferred taxes 1)	-106.6	889,993	-0.12	-	593,328	-
Fair value of financial instruments	7.9	889,993	0.01	7.1	593,328	0.01
Net asset value (EPRA NAV)	2,435.1	889,993	2.74	1,786.5	593,328	3.01

Deferred taxes from the difference of fair value and fiscal value of investment properties	-288.3	889,993	-0.32	-128.7	593,328	-0.22
Goodwill as a result of deferred taxes 1)	106.6	889,993	0.12	-	593,328	-
The difference between the secondary market price and fair value of bonds and capital loans 2)	-59.8	889,993	-0.07	-91.2	593,328	-0.15
Fair value of financial instruments	-7.9	889,993	-0.01	-7.1	593,328	-0.01
EPRA NNNAV	2,185.8	889,993	2.46	1,559.5	593,328	2.63

1)	Citycon has redefined net asset value calculations and presents net asset value after adjusting the goodwill, which has resulted from deferred taxes.
2)	Secondary market price
When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bondsare valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2012, bond 1/2013, bond 1/2014, bond 1/2015, bond 2/2015 and bond 3/2015 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2012 was 104.66% (107.38%), for bond 1/2013 109.24% (111.66%) and for bond 1/2014 98.25% (102.75%), for bond 1/2015 100.73%, for bond 2/2015 100.00% and for bond 3/2015 97.75% as of 31 December 2014. The difference between the secondary market price and the fair value of the bonds was EUR 59.76 million (EUR 91.2 million) as of 31 December 2015.

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EPRA NET INITIAL YIELD (NIY) (%) AND EPRA ‘TOPPED-UP’ NIY (%)

EPRA initial yields decreased mostly due to fair value change during the year, resulting from reduced cap rates, and the Sektor acquisition. It is worth to note that EPRA NIY and EPRA ‘topped-up’ NIY at the end of the year 2015 and 2014 are not fully comparable due to other changes in the completed property portfolio either (such as property disposals, and started/completed (re)development projects).

MEUR	31 December 2015	31 December 2014
Fair value of investment properties determined by the external appraiser	4,081.8	2,763.0
Less (re)development properties, unused building rights and properties which valuation is based on the value of the building right	-126.3	-160.7
Completed property portfolio	3,955.5	2,602.3
Plus the estimated purchasers’ transaction costs	95.5	59.0
Gross value of completed property portfolio (A)	4,051.1	2,661.3

Annualised gross rents for completed property portfolio	301.0	221.9
Property portfolio’s operating expenses	-81.8	-60.0
Annualised net rents (B)	219.1	161.9
Plus the notional rent expiration of rent free periods or other lease incentives	2.2	1.6
Topped-up annualised net rents (C)	221.3	163.5

EPRA Net Initial Yield (NIY) (%) (B/A)	5.4	6.1
EPRA ‘Topped-Up’ NIY (%) (C/A)	5.5	6.1

EPRA VACANCY RATE (%)

The EPRA vacancy rate at the end of 2015 for the entire property portfolio decreased mainly due to Sektor acquisition.

MEUR		31 December 2015	31 December 2014
Annualised potential rental value of vacant premises		10.2	8.6
./. Annualised potential rental value for the whole property portfolio		313.7	230.1
EPRA vacancy rate	%	3.2	3.7

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Condensed Consolidated Financial Statements

1 January–31 December 2015

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR		Notes	Q4/2015	Q4/2014%		2015	2014	%
Gross rental income 1)			65.3	46.4	40.7	223.9	189.4	18.2
Service charge income 1)			24.0	14.4	67.0	71.7	55.9	28.2
Property operating expenses		5	-31.5	-18.9	66.9	-94.6	-74.4	27.1
Other expenses from leasing operations			-0.3	-0.4	-27.5	-1.4	-1.6	-9.9
Net rental income			57.5	41.5	38.6	199.6	169.4	17.9
Administrative expenses			-11.7	-6.3	86.5	-36.8	-20.7	78.0
Other operating income and expenses			-7.6	-0.1	-	-4.2	1.0	-
Net fair value gains on investment property			0.2	2.2	-	7.3	15.7	-53.1
Net losses on sale of investment property			-4.7	0.0	-	-17.1	-0.3	-

Operating profit			33.7	37.3	-9.5	148.9	165.0	-9.8

Net financial income and expenses			-11.4	-11.8	-3.6	-52.3	-77.5	-32.5
Share of profit of joint ventures and associated companies			6.5	5.3	20.9	19.4	14.9	30.5
Profit/loss before taxes			28.8	30.8	-6.5	116.0	102.4	13.2
Current taxes			0.2	0.0	386.2	-0.4	-0.3	31.6
Change in deferred taxes			-3.8	-7.8	-51.3	-5.1	-12.4	-58.4
Profit for the period			25.2	23.0	9.7	110.4	89.7	23.0

Profit attributable to
Parent company shareholders			24.6	23.4	5.4	108.8	84.5	28.7
Non-controlling interest			0.5	-0.4	-231.4	1.6	5.2	-69.0

Earnings per share attributable to parent company shareholders
Earnings per share (basic) 2)	EUR	6	0.03	0.04	-21.9	0.14	0.15	-4.7
Earnings per share (diluted) 2)	EUR	6	0.03	0.04	-27.4	0.14	0.15	-5.6

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges			1.5	-0.1	-	-0.3	23.7	-
Income taxes relating to cash flow hedges			-0.3	0.0	-	0.1	-4.7	-
Share of other comprehensive income of joint ventures			0.3	-0.5	-164.1	-0.5	-3.3	-84.9
Exchange losses/gains on translating foreign operations			1.0	-5.0	-	-28.1	-9.7	-
Net other comprehensive income to be reclassified to profit or loss in subsequent periods			2.5	-5.6	-	-28.9	6.0	-
Other comprehensive income for the period, net of tax			2.5	-5.6	-	-28.9	6.0	-

Total comprehensive profit/loss for the period			27.7	17.4	-	81.5	95.7	-14.7

Total comprehensive profit/loss attributable to
Parent company shareholders			27.2	18.0	-	79.9	90.7	-11.7
Non-controlling interest			0.5	-0.6	-	1.6	5.0	-

1)	Citycon has changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 16.8 million in Q4/2015 and EUR 53.4 million 2015 (EUR 10.9 million in Q4/2014 and EUR 42.6 million in 2014)) from the gross rental income to service charges.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issues executed in July 2015.

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS
MEUR	Note	31 December 2015	31 December 2014
ASSETS

Non-current assets
Investment properties	7	4,091.6	2,769.1
Goodwill		171.5	-
Investments in joint ventures and associated companies		269.0	182.8
Intangible assets, property, plant and equipment and other non-current assets		31.3	7.6
Deferred tax assets		10.3	5.7
Total non-current assets		4,573.6	2,965.2

Investment properties held for sale	8	1.7	7.2

Current assets
Derivative financial instruments	10, 11	7.7	0.2
Trade and other current assets		53.4	30.2
Cash and cash equivalents	9	27.9	34.4
Total current assets		89.1	64.8

Total assets		4,664.4	3,037.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

Equity attributable to parent company shareholders
Share capital		259.6	259.5
Share premium fund		131.1	131.1
Fair value reserve		-7.9	-7.1
Invested unrestricted equity fund	12	1,354.9	841.2
Retained earnings	12	507.8	426.0
Total equity attributable to parent company shareholders		2,245.5	1,650.7
Non-controlling interest		0.0	1.8
Total shareholders’ equity		2,245.5	1,652.5

Long-term liabilities
Loans	13	1,855.3	1,094.5
Derivative financial instruments and other non-interest bearing liabilities	11, 12	8.6	6.6
Deferred tax liabilities		292.1	129.6
Total long-term liabilities		2,155.9	1,230.7

Short-term liabilities
Loans	13	167.9	83.1
Derivate financial instruments	12, 13	5.4	2.2
Trade and other payables		89.7	68.7
Total short-term liabilities		262.9	154.1

Total liabilities		2,418.8	1,384.8

Total liabilities and shareholders’ equity		4,664.4	3,037.3

Citycon Q1–Q4/2015 | 26

CONDENSED CONSOLIDATED CASH-FLOW STATEMENT, IFRS

MEUR	Note	2015	2014
Cash flow from operating activities
Profit before taxes		116.0	102.4
Adjustments		54.7	48.3
Cash flow before change in working capital		170.7	150.7
Change in working capital		-10.4	-5.3
Cash generated from operations		160.3	145.4

Paid interest and other financial charges 1)		-49.4	-75.5
Interest income and other financial income received		1.1	0.0
Taxes paid/received		-0.2	-0.7
Net cash from operating activities		111.8	69.2

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	7, 8	-526.0	-
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E 1)	7, 8	-196.2	-134.2
Sale of investment properties	7, 8	126.8	29.5
Net cash used in/from investing activities		-595.4	-104.7

Cash flow from financing activities
Proceeds from rights and share issue		602.7	401.1
Proceeds from short-term loans	13	1,156.3	271.3
Repayments of short-term loans	13	-1,000.4	-203.2
Proceeds from long-term loans	13	508.1	446.9
Repayments of long-term loans	13	-660.2	-801.1
Acquisition of non-controlling interests		-34.9	-57.0
Dividends and return from the invested unrestricted equity fund	12	-89.2	-66.3
Realized exchange rate profit/losses		-9.7	41.4
Net cash from/used in financing activities		472.8	33.0

Net change in cash and cash equivalents		-10.7	-2.6
Cash and cash equivalents at period-start	9	34.4	38.0
Effects of exchange rate changes		4.5	-1.0
Cash and cash equivalents at period-end	9	27.9	34.4

1)	Citycon has reclassified the capitalised interest paid (EUR 3.4 million in 2015 and EUR 3.2 million in 2014) from operating activities to investing activities.

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non-controlling interest	Shareholders’ equity, total
Balance at 1 January 2014	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8
Total comprehensive profit/loss for the period			15.7		-9.7	84.5	90.5	5.0	95.5
Share issues				402.9			402.9		402.9
Arrangement fee for share issues				-1.8			-1.8		-1.8
Dividends and return from the invested unrestricted equity fund (Note 12)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.3	0.3		0.3
Acquisition of non-controlling interests						-11.3	-11.3	-45.7	-57.0
Balance at 31 December 2014	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5

Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-0.7		-28.1	108.8	79.9	1.6	81.5
Rights issue				608.2			608.2		608.2
Arrangement fee for rights issue				-5.5			-5.5		-5.5
Return from the invested unrestricted equity fund (Note 12)				-89.0			-89.0		-89.0
Share-based payments						0.3	0.3		0.3
Non-controlling interests arising on a business combination						0.9	0.9	-3.4	-2.5
Balance at 31 December 2015	259.6	131.1	-7.8	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5

Citycon Q1–Q4/2015 | 28

Notes to the condensed consolidated

financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden, the Baltics and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the financial statements on 10 February 2016.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015 (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. The interpretation changed the way company reports property taxes in the interim reports.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2015 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. BUSINESS COMBINATIONS

Citycon acquired 100% of shares in Sektor Gruppen AS (Sektor), Norway’s second largest shopping centre owner and manager on 14 July, 2015 in order to strengthen its Nordic position. Even thought the closing of the acquisition was made on 14 July, Citycon has consolidated the Sektor numbers into its consolidated financial statements as of 1 July 2015 as Citycon has considered to have rights to variable returns of Sektor from 1 July onwards and as Citycon has had the ability to affect those returns.

Citycon has elected the accounting principle option to not measure non-controlling interests at acquisition-date fair value.

Citycon Q1–Q4/2015 | 29

ASSETS ACQUIRED AND LIABILITIES ASSUMED,

PURCHASE CONSIDERATION AND NET CASH FLOW FROM ACQUISITION

MEUR	31 December 2015
The fair values of the identifiable assets and liabilities of Sektor Gruppen as at the date of acquisition with the acquisition date exchange rate were:	Fair vale of assets and liabilities recognised on acquisition
Assets
Investment properties	1,441.9
Investments in joint ventures and associated companies	31.0
Intangible assets, property, plant and equipment and other non-current assets	20.1
Deferred tax assets	17.7
Derivative financial instruments and other non-current assets	1.1
Trade and other current assets	8.3
Cash and cash equivalents	35.1
Total assets	1,555.2

Loans	-946.5
Derivative financial instruments	-17.4
Deferred tax liabilities	-179.1
Total liabilities	-1,143.0

Total identifiable net assets at fair value	412.2
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	140.4
Purchase consideration transferred	571.5

Analysis of cash flows on acquisition:
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.5
Net cash flow on acquisition	-536.3

The Sektor acquisition generated a goodwill of EUR 192.6 million (based on the exchange rates on 1 July 2015 and after purchase price adjustments). The goodwill was a result of the difference between how deferred taxes are calculated for IFRS based financial statements and the value ascribed to it in purchase price negotiations. The IFRS based deferred taxes are based on the difference between the fair values of the assets and liabilities and tax values. In measuring deferred tax, no account is taken on the likelihood that more or less tax will be paid or timing of any tax payments in the future. On top of the goodwill arising from deferred taxes, approximately EUR 52.2 million of the goodwill arises from FX-change of fixed NOK/EUR exchange rate. In addition, the goodwill recognised is attributed to the portfolio premium, expected synergies and other benefits from combining the assets and activities of Sektor with those of Citycon.

Citycon has tested goodwill for impairment and as the recoverable amount of Norway amounted to EUR 1,669.1 million as at 31 December 2015 with a headroom of EUR 260.6 million to balance value, there was no need for goodwill impairment. Resulting from the decrease in Norwegian income tax percent, a goodwill reduction of EUR 9.2 million was recognised in other operating income and expenses, which is offset by positive deferred tax change.

Gross rental income of Sektor amounted to EUR 43.0 million and direct operating profit EUR 32.4 million for the six months and they are included in Citycon’s statement of comprehensive income in the annual report 2015. If Sektor had been consolidated from the beginning of 2015, the gross rental income of Citycon would have amounted to EUR 286.1 million and Direct Operating profit EUR 208.6 million. Citycon has recognised transaction costs of EUR 6.8 million from the Sektor transaction and those costs have been reported within administrative expenses in the consolidate statement of comprehensive income.

4. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Baltics and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and

Citycon Q1–Q4/2015 | 30

Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 23.9 million in Q1–Q4. Citycon’s Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

MEUR	Q4/2015	Q4/2014%		2015	2014	%
Gross rental income 1)
Finland	24.8	27.4	-9.3	105.3	112.4	-6.3
Norway	21.9	-	-	43.0	-	-
Sweden	20.9	19.0	10.0	82.2	83.0	-0.9
Baltics and Denmark	6.8	7.0	-2.0	27.8	28.8	-3.5
Total Segments	74.5	53.4	39.5	258.3	224.1	15.2
Reconciliation to IFRS	-9.2	-7.0	31.4	-34.4	-34.8	-1.0
Total IFRS	65.3	46.4	40.7	223.9	189.4	18.2
Sweden IFRS	11.8	12.1	-2.5	47.8	48.2	-0.9

Net rental income 2)
Finland	23.1	25.9	-10.8	96.9	103.0	-5.9
Norway	18.7	-	-	36.8	-	-
Sweden	17.1	17.2	-0.5	69.8	69.2	0.8
Baltics and Denmark	6.4	6.4	-0.3	26.2	27.5	-4.8
Total Segments	65.3	49.5	31.8	229.7	199.6	15.1
Reconciliation to IFRS	-7.7	-8.0	-3.8	-30.1	-30.3	-0.9
Total IFRS	57.5	41.5	38.6	199.6	169.4	17.9
Sweden IFRS	9.4	9.2	2.4	39.7	38.9	2.2

Direct operating profit
Finland	22.3	24.5	-8.9	95.2	100.1	-4.8
Norway	16.0	-	-	32.4	-	-
Sweden	15.4	15.3	0.4	68.4	64.3	1.2
Baltics and Denmark	6.0	5.6	7.9	25.0	26.1	-4.1
Other	-4.2	-3.7	12.6	-14.0	-12.8	9.4
Total Segments	55.6	41.7	33.3	203.8	177.7	14.7
Reconciliation to IFRS	-7.4	-6.7	10.9	-28.4	-28.0	1.3
Total IFRS	48.2	35.0	37.5	175.4	149.8	17.1
Sweden IFRS	8.0	8.6	-7.8	36.7	36.4	0.8

Net fair value losses/gains on investment property
Finland	-11.7	-8.3	41.1	-37.1	-15.8	135.3
Norway	0.2	-	-	0.2	-	-
Sweden	19.4	18.5	4.6	78.3	50.5	55.3
Baltics and Denmark	-0.9	5.6	-	4.7	18.1	-74.3
Total Segments	6.8	15.8	-56.9	45.9	52.8	-13.0
Reconciliation to IFRS	-6.7	-13.6	-50.6	-38.7	-37.1	4.3
Total IFRS	0.2	2.2	-	7.3	15.7	-53.1
Sweden IFRS	12.6	4.9	-88.8	39.6	13.3	197.3

Operating profit/loss
Finland	13.8	15.7	-11.9	48.6	83.5	-41.8
Norway	0.2	-	-	16.6	-	-
Sweden	26.9	33.9	-20.5	135.1	114.7	17.7
Baltics and Denmark	5.1	11.6	-55.7	29.7	44.6	-33.5
Other	1.8	-3.5	-	-13.9	-12.6	10.3
Total Segments	47.9	57.6	-16.9	216.0	230.2	-6.2
Reconciliation to IFRS	-14.2	-20.3	-30.3	-67.1	-65.2	3.0
Total IFRS	33.7	37.3	-9.5	148.9	165.0	-9.8
Sweden IFRS	12.8	13.6	-5.8	68.0	49.6	37.1

1)	Citycon has changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 16.8 million in Q4/2015 and EUR 53.4 million 2015 (EUR 10.9 million in Q4/2014 and EUR 42.6 million in 2014)) from the gross rental income to service charges.
2)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q1–Q4/2015 | 31

MEUR	31 December 2015	31 December 2014%
Assets
Finland	1,739.3	1,720.7	1.1
Norway	1,606.8	-	-
Sweden	1,420.2	1,299.7	9.3
Baltics and Denmark	362.3	351.0	3.2
Other	16.4	87.7	-81.3
Total Segments	5,144.9	3,459.1	48.7
Reconciliation to IFRS	-480.6	-421.9	13.9
Total IFRS	4,664.4	3,037.2	53.6
Sweden IFRS	755.8	731.0	3.4

Liabilities
Finland	11.9	20.5	-42.0
Norway	12.6	-	-
Sweden	60.8	46.6	30.4
Baltics and Denmark	11.7	4.6	156.5
Other	2,382.6	1,331.1	79.0
Total Segments	2,479.6	1,402.7	76.8
Reconciliation to IFRS	-34.9	-17.9	94.7
Total IFRS	2,418.8	1,384.8	74.7
Sweden IFRS	25.9	28.7	-9.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5. PROPERTY OPERATING EXPENSES

MEUR	Q4/2015	Q4/2014%		2015	2014	%
Heating and electricity expenses	-6.1	-6.1	0.5	-22.3	-23.2	-3.8
Maintenance expenses	-10.2	-6.1	65.9	-30.7	-23.9	28.5
Land lease fees and other rents	-1.8	-0.4	327.9	-4.3	-1.8	136.2
Property personnel expenses	-2.8	-0.6	379.2	-7.8	-2.5	209.2
Administrative and management fees	-1.1	-0.7	59.1	-3.0	-2.5	19.4
Marketing expenses	-5.6	-1.9	193.6	-10.6	-5.6	89.9
Property insurances	-0.2	-0.1	85.4	-0.8	-0.5	45.5
Property taxes 1)	-1.6	-1.6	-4.3	-7.8	-7.4	6.0
Repair expenses	-1.4	-1.0	42.6	-6.0	-6.1	-3.2
Other property operating expenses	-0.6	-0.2	136.9	-1.3	-0.9	51.9
Total	-31.5	-18.9	66.9	-94.6	-74.4	27.1

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

One property generated no income during the year 2015, while it generated expenses of EUR 0.0 million (two properties in 2014 generating expenses EUR 0.1 million).

Citycon Q1–Q4/2015 | 32

6. EARNINGS PER SHARE

		2015	2014	%
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	108.8	84.5	28.7
Issue-adjusted average number of shares 1)	million	755.5	559.9	34.9
Earnings per share (basic) 1)	EUR	0.14	0.15	-4.7

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	108.8	84.5	28.7
Issue-adjusted average number of shares 1)	million	755.5	559.9	34.9
Adjustment for stock options	million	3.3	1.1	198.9
Average number of shares used in the calculation of diluted earnings per share	million	758.8	560.9	35.3
Earnings per share (diluted) 1)	EUR	0.14	0.15	-4.9

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

7. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 31 December 2015, the first mentioned category included Porin Asema-aukio in Finland, as well as Stenungstorg in Sweden. On 31 December 2014, the first mentioned category included IsoKristiina in Finland as well as Stenungstorg in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 DECEMBER 2015
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	1,316.1	1,316.1
Investments	20.9	114.6	135.5
Disposals	-	-97.8	-97.8
Capitalized interest	0.6	2.9	3.5
Fair value gains on investment property	4.0	73.6	77.7
Fair value losses on investment property	-	-70.3	-70.3
Exchange differences	1.5	14.1	15.6
Transfers between items	-44.6	-13.3	-57.9
At period-end	106.7	3,984.9	4,091.6

31 DECEMBER 2014
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	32.8	59.8	92.7
Disposals	-	-27.7	-27.7
Capitalized interest	1.3	1.9	3.2
Fair value gains on investment property	2.8	62.1	64.9
Fair value losses on investment property	-0.1	-49.2	-49.3
Exchange differences	-3.8	-37.1	-40.9
Transfers between items	-5.4	-1.8	-7.2
At period-end	124.2	2,644.9	2,769.1

Citycon Q1–Q4/2015 | 33

An external professional appraiser has conducted the valuation of the company’s investment properties (excluding properties acquired during the quarter) with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %		Weighted average market rents, EUR/sq.m./mo.
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
Finland	5.9	6.1	29.0	26.5
Norway	5.2	-	21.2	-
Sweden	5.4	5.7	26.1	24.3
Baltics and Denmark	6.9	7.2	20.4	20.6
Average	5.7	6.1	25.1	25.2

8. INVESTMENT PROPERTIES HELD FOR SALE

On 31 December 2015, the Investment Properties Held for Sale comprised one residential property in Finland. One property in Finland and two properties in Sweden were disposed in during Q4. Residential property transaction is expected to be finalised during first quarter in 2016. On 31 December 2014, the Investment Properties Held for Sale comprised residential units in Stenungstorg in Sweden and one residential property in Finland. Stenungstorg residential transaction in Sweden was closed in February 2015.

MEUR	31 December 2015	31 December 2014
At period-start	7.2	2.3
Disposals	-63.6	-0.3
Exchange differences	0.1	-
Transfers from investment properties	57.9	5.2
At period-end	1.7	7.2

9. CASH AND CASH EQUIVALENTS

MEUR	31 December 2015	31 December 2014
Cash in hand and at bank	23.4	34.4
Other bank deposits	4.5	0.0
Total	27.9	34.4

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to guarantees.

Citycon Q1–Q4/2015 | 34

10. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	31 December 2015		31 December 2014
MEUR	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	7.7	7.7	1.9	1.9
II Derivative contracts under hedge accounting
Derivative financial instruments	4.4	4.4	-	-

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	472.2	472.7	199.9	199.9
Bond 1/2012	138.2	138.4	138.1	138.4
Bond 1/2013	496.4	500.0	495.7	500.0
Bond 1/2014	344.4	350.0	343.9	350.0
Bond 1/2015	129.3	130.2
Bond 2/2015	144.8	145.8
Bond 3/2015	297.8	300.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	7.8	7.8	3.0	3.0
III Derivative contracts under hedge accounting
Derivative financial instruments	5.4	5.4	5.2	5.2

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Citycon Q1–Q4/2015 | 35

Bond 1/2012, bond 1/2013, bond 1/2014, bond 1/2015, bond 2/2015 and bond 3/2015

The bonds 1/2012, 1/2013, 1/2014, 2/2015 and 3/2015 are loans which have fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013, 1/2014 and 3/2015 bonds also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

11. DERIVATIVE FINANCIAL INSTRUMENTS

	31 December 2015		31 December 2014
MEUR	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year			-	-
1-2 years	59.9	-4.1	-	-
2-3 years			58.6	-5.2
3-4 years			-	-
4-5 years			-	-
over 5 years	234.3	0.1	-	-
Subtotal	294.2	-3.9	58.6	-5.2

Cross currency swaps
Maturity:
1–5 years	150.0	-2.5	-	-
over 5 years	107.9	2.9	150.0	0.8
Subtotal	257.9	0.4	150.0	0.8

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	291.8	2.4	312.6	-2.0
Total	843.9	-1.1	521.2	-6.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate and foreign currency risk of the interest bearing liabilities.

The fair values include foreign exchange rate gains of EUR 5.0 million (loss EUR 0.7 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 294.2 million (EUR 58.6 million) and for cross-currency swap to convert EUR debt into NOK debt which have nominal amount of EUR 107.9 million.

The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.4 million (EUR -3.3 million) have been recognised in ‘Share of other comprehensive income of joint ventures from interest rate swaps hedging loans of Kista Galleria loan and Sektor Portefølje II AS.

Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

Citycon Q1–Q4/2015 | 36

12. DIVIDENDS AND RETURN FROM THE INVESTED UNRESTRICTED EQUITY FUND

Citycon’s Board of Directors will propose to the company’s Annual General Meeting 2016 that Citycon would move to quarterly distribution of assets policy starting in 2016. Hence the proposal to the AGM for distribution of assets will be made in two parts. The Board of Directors proposes that a dividend of EUR 0.01 per share would be paid for financial year 2015, and that the shareholders would be paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund, totalling approximately EUR 33.4 million. The Board of Directors further proposes, that the Board of Directors would be authorized to decide in its discretion on the distribution of assets from the invested unrestricted equity fund for maximum of EUR 0.1125 per share. The authorization would be valid until the opening of the next Annual General Meeting.

13. LOANS

During 2015 Citycon’s debt increased by EUR 848.7 million mainly through three new bond issues, a new bank loan on Norwegian level and loan drawings from existing loan facilities, to refinance existing debt of Sektor.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

14. CONTINGENT LIABILITIES

MEUR	31 December 2015	31 December 2014
Mortgages on land and buildings	135.4	-
Bank guarantees	124.1	66.2
Capital commitments	219.2	244.7
VAT refund liabilities	87.9	94.9

At period-end, Citycon had capital commitments of EUR 219.2 million (EUR 244.7 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

15. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.4% on 31 December 2015 (31 December 2014: 42.8%).

Purchases of services

Citycon paid expenses of EUR 0.0 million to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q4 2014) and invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q4 2014).

Citycon Q1–Q4/2015 | 37

FINANCIAL REPORTING SCHEDULE AND AGM 2016

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on 16 March 2016 starting at 14:00 p.m.

Citycon will issue three interim reports during the financial year 2016 in accordance with the following schedule:

●	January–March 2016 on 28 April 2016 at about 9:00 a.m.,
●	January–June 2016 on 14 July 2016 at about 9:00 a.m. and
●	January–September 2016 on 20 October 2016 at about 9:00 a.m.

For more investor information, please visit the company’s website at www.citycon.com

For further information, please contact:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total EUR 4.7 billion and with market capitalisation of approximately EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in NASDAQ Helsinki.